BERKLEY RESOURCES INC.

REPORT ON RESERVES DATA

FORM 51-101 F2

EFFECTIVE DECEMBER 31, 2006

PREPARED APRIL 20, 2007

Filed April 30, 2007

FORM 51-101F2
REPORT ON RESERVES DATA

To the Board of Directors of Berkley Resources Inc. (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2006. The reserves data consist of the following:

(a)    (i)    proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii)    the related estimated future net revenue; and

(b)    (i)    proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)    the related estimated future net revenue.

2.    The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstated. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006 and identifies the respective portion thereof that we have evaluated and reported on the Company’s management and Board of Directors.

			Net Present Value of Future Net Revenue ($M, before income taxes, 10% discount rate)
Independent Qualified Reserves Evaluator	Berkley Resources Inc. Reserve Estimation and Economic Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
AJM Petroleum Consultants	April 20, 2007	Canada	0	3,657	0	3,657

5.    In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.    We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.    Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above:

AJM Petroleum Consultants
Suite 1400, 734 - 7th Avenue, SW
Calgary, Alberta, T2P 3P8, Canada

“Signed Lynn Kis”

Signed: Lynn Kis, P. Eng., Vice-President

Execution date: April 20, 2007